UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of November, 2011

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2011

Attached is the registrant’s unaudited interim consolidated financial statements for the three and six months ended September 30, 2011, including notes thereto, prepared on the basis of accounting principles generally accepted in the United States.

The attached financial statements were included in the registrant’s quarterly report which the registrant filed on November 10, 2011 with the Financial Services Agency of Japan. The registrant’s quarterly report filed with the Financial Services Agency included additional information not included in this report on Form 6-K. Such additional information is either immaterial or has been previously reported by the registrant. Most of the contents of this report on Form 6-K and the registrant’s quarterly report have previously been disclosed by the registrant in the registrant’s press release dated November 9, 2011, a copy of which was furnished under cover of Form 6-K on November 9, 2011.

The earnings projections of the registrant and its subsidiaries included in the press release contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By		/s/ Koji Ito
	Name:	Koji Ito
	Title:	General Manager Finance and Accounting Department

Date: November 10, 2011

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Millions of yen
	March 31, 2011	September 30, 2011
ASSETS
Current assets:
Cash and cash equivalents	¥1,435,158	¥954,515
Short-term investments	167,175	512,254
Notes and accounts receivable, trade	2,072,011	1,786,213
Allowance for doubtful accounts (Note 8)	(45,907)	(46,938)
Accounts receivable, other	265,668	247,759
Inventories (Note 2)	314,983	406,584
Prepaid expenses and other current assets	316,328	390,849
Deferred income taxes	244,881	246,571

Total current assets	4,770,297	4,497,807

Property, plant and equipment:
Telecommunications equipment	14,606,718	14,584,079
Telecommunications service lines	14,527,349	14,668,249
Buildings and structures	5,855,282	5,886,840
Machinery, vessels and tools	1,806,355	1,804,472
Land	1,133,675	1,146,302
Construction in progress	312,480	319,698

	38,241,859	38,409,640
Accumulated depreciation	(28,341,219)	(28,643,198)

Net property, plant and equipment	9,900,640	9,766,442

Investments and other assets:
Investments in affiliated companies	581,073	575,499
Marketable securities and other investments	276,178	268,774
Goodwill	747,526	786,299
Software	1,330,085	1,331,159
Other intangibles	287,400	279,141
Other assets	885,444	875,017
Deferred income taxes	886,953	884,582

Total investments and other assets	4,994,659	5,000,471

Total assets	¥19,665,596	¥19,264,720

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Millions of yen
	March 31, 2011	September 30, 2011
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥341,567	¥118,677
Current portion of long-term debt	698,476	599,718
Accounts payable, trade	1,379,279	1,032,350
Accrued payroll	475,226	429,509
Accrued interest	12,189	11,330
Accrued taxes on income	208,363	232,913
Accrued consumption tax	37,835	39,101
Advances received	206,572	215,796
Deposit received	81,997	78,721
Other	247,568	252,289

Total current liabilities	3,689,072	3,010,404

Long-term liabilities:
Long-term debt	3,494,198	3,717,667
Obligations under capital leases	34,818	33,035
Liabilities for employees’ retirement benefits	1,535,964	1,555,878
Other	830,612	819,387

Total long-term liabilities	5,895,592	6,125,967

Equity:
Nippon Telegraph and Telephone Corporation (“NTT”) shareholders’ equity
Common stock, no par value (Note 3)
Authorized – 6,192,920,900 shares
Issued – 1,448,659,067 shares at March 31 and September 30, 2011	937,950	937,950
Additional paid-in capital (Note 3)	2,834,029	2,834,144
Retained earnings (Note 3)	5,155,596	5,371,323
Accumulated other comprehensive income (loss)	(303,708)	(312,831)
Treasury stock, at cost (Note 3) – 125,524,000 shares at March 31 and 183,054,423 shares at September 30, 2011	(603,133)	(826,625)

Total NTT shareholders’ equity	8,020,734	8,003,961

Noncontrolling interests	2,060,198	2,124,388

Total equity	10,080,932	10,128,349

Contingent liabilities (Note 9)

Total liabilities and equity	¥19,665,596	¥19,264,720

	Yen
	March 31, 2011	September 30, 2011

Per share of common stock:

NTT shareholders’ equity	¥6,061.92	¥6,324.22

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

SIX-MONTH PERIOD ENDED SEPTEMBER 30

	Millions of yen
	2010	2011
Operating revenues:
Fixed voice related services	¥1,101,687	¥988,948
Mobile voice related services	1,041,620	956,023
IP/packet communications services	1,647,520	1,772,728
Sale of telecommunications equipment	281,969	270,715
System integration	572,504	824,804
Other	353,767	341,362

	4,999,067	5,154,580

Operating expenses (Note 6):
Cost of services (exclusive of items shown separately below)	1,179,979	1,155,019
Cost of equipment sold (exclusive of items shown separately below)	366,931	359,200
Cost of system integration (exclusive of items shown separately below)	366,745	556,642
Depreciation and amortization	964,376	932,099
Impairment loss	344	98
Selling, general and administrative expenses	1,393,734	1,466,050

	4,272,109	4,469,108

Operating income (loss)	726,958	685,472

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(26,956)	(28,675)
Interest income	10,879	10,188
Other, net	(586)	14,730

	(16,663)	(3,757)

Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	710,295	681,715

Income tax expense (benefit):
Current	274,215	262,864
Deferred	6,526	10,136

	280,741	273,000

Income (loss) before equity in earnings (losses) of affiliated companies	429,554	408,715
Equity in earnings (losses) of affiliated companies	853	(1,626)

Net income (loss)	430,407	407,089

Less – Net income attributable to noncontrolling interests	(115,171)	(110,652)

Net income (loss) attributable to NTT	¥315,236	¥296,437

Summary of total comprehensive income (loss):
Net income (loss)	¥430,407	¥407,089
Other comprehensive income (loss) (Note 3)	(40,896)	(18,389)
Comprehensive income (loss)	389,511	388,700
Less – Comprehensive income attributable to noncontrolling interests	(104,109)	(101,386)

Comprehensive income (loss) attributable to NTT	¥285,402	¥287,314

	Shares or yen
	2010	2011
Per share of common stock:
Weighted average number of shares outstanding	1,323,188,617	1,296,413,064
Net income (loss) attributable to NTT	¥238.24	¥228.66

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

THREE-MONTH PERIOD ENDED SEPTEMBER 30

	Millions of yen
	2010	2011
Operating revenues:
Fixed voice related services	¥547,345	¥487,763
Mobile voice related services	523,815	473,881
IP/packet communications services	831,827	899,312
Sale of telecommunications equipment	115,829	141,703
System integration	297,673	435,013
Other	183,665	179,556

	2,500,154	2,617,228

Operating expenses (Note 6):
Cost of services (exclusive of items shown separately below)	600,968	577,138
Cost of equipment sold (exclusive of items shown separately below)	160,394	190,612
Cost of system integration (exclusive of items shown separately below)	196,147	297,587
Depreciation and amortization	482,224	470,332
Impairment loss	98	9
Selling, general and administrative expenses	673,019	745,353

	2,112,850	2,281,031

Operating income (loss)	387,304	336,197

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(13,299)	(14,520)
Interest income	5,243	5,012
Other, net	(10,566)	3,198

	(18,622)	(6,310)

Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	368,682	329,887

Income tax expense (benefit):
Current	146,708	138,710
Deferred	438	(7,212)

	147,146	131,498

Income (loss) before equity in earnings (losses) of affiliated companies	221,536	198,389
Equity in earnings (losses) of affiliated companies	153	(1,547)

Net income (loss)	221,689	196,842

Less – Net income attributable to noncontrolling interests	(62,391)	(53,475)

Net income (loss) attributable to NTT	¥159,298	¥143,367

Summary of total comprehensive income (loss):
Net income (loss)	¥221,689	¥196,842
Other comprehensive income (loss) (Note 3)	(32,604)	(34,698)
Comprehensive income (loss)	189,085	162,144
Less – Comprehensive income attributable to noncontrolling interests	(52,474)	(42,832)

Comprehensive income (loss) attributable to NTT	¥136,611	¥119,312

	Shares or yen
	2010	2011
Per share of common stock:
Weighted average number of shares outstanding	1,323,181,855	1,269,982,031
Net income (loss) attributable to NTT	¥120.39	¥112.89

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

SIX-MONTH PERIOD ENDED SEPTEMBER 30

	Millions of yen
	2010	2011

Cash flows from operating activities:
Net income (loss)	¥430,407	¥407,089
Adjustments to reconcile net income (loss) to net cash provided by operating activities -
Depreciation and amortization	964,376	932,099
Impairment loss	344	98
Deferred taxes	6,526	10,136
Loss on disposal of property, plant and equipment	33,167	28,266
Equity in (earnings) losses of affiliated companies	(853)	1,626
(Increase) decrease in notes and accounts receivable, trade	240,387	290,775
(Increase) decrease in inventories (Note 2)	(64,695)	(88,839)
(Increase) decrease in other current assets	(82,186)	(56,884)
Increase (decrease) in accounts payable, trade and accrued payroll	(248,127)	(312,261)
Increase (decrease) in accrued consumption tax	3,422	816
Increase (decrease) in accrued interest	(1,157)	515
Increase (decrease) in advances received	28,524	8,678
Increase (decrease) in accrued taxes on income	(7,284)	23,893
Increase (decrease) in other current liabilities	(8,916)	8,344
Increase (decrease) in liability for employees’ retirement benefits	20,655	24,124
Increase (decrease) in other long-term liabilities	30,578	(16,621)
Other	11,341	(2,599)

Net cash provided by (used in) operating activities	1,356,509	1,259,255

Cash flows from investing activities:
Payments for property, plant and equipment	(746,588)	(684,708)
Payments for intangibles	(228,314)	(228,012)
Proceeds from sale of property, plant and equipment	7,963	3,865
Payments for purchase of non-current investments	(16,449)	(29,155)
Proceeds from sale and redemption of non-current investments	12,035	6,289
Acquisitions of subsidiaries, net of cash acquired	(21,541)	(40,219)
Payments for purchase of short-term investments	(384,818)	(594,793)
Proceeds from redemption of short-term investments	370,794	252,288
Other	16,888	37,609

Net cash provided by (used in) investing activities	¥(990,030)	¥(1,276,836)

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

SIX-MONTH PERIOD ENDED SEPTEMBER 30

	Millions of yen
	2010	2011
Cash flows from financing activities:
Proceeds from issuance of long-term debt	¥181,278	¥429,306
Payments for settlement of long-term debt	(186,083)	(310,418)
Proceeds from issuance of short-term debt	1,519,921	860,152
Payments for settlement of short-term debt	(1,658,408)	(1,085,188)
Dividends paid (Note 3)	(79,392)	(79,388)
Proceeds from sale of (payments for acquisition of) treasury stock, net (Note 3)	(63)	(223,506)
Acquisition of treasury stocks by subsidiary	(6,380)	(2,168)
Other	(60,838)	(51,602)

Net cash provided by (used in) financing activities	(289,965)	(462,812)

Effect of exchange rate changes on cash and cash equivalents	(2,013)	(250)

Net increase (decrease) in cash and cash equivalents	74,501	(480,643)
Cash and cash equivalents at beginning of period	911,062	1,435,158

Cash and cash equivalents at end of period	¥985,563	¥954,515

Cash paid during the period for:
Interest	¥28,115	¥29,534
Income taxes, net	¥281,626	¥228,671

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Summary of significant accounting policies:

As permitted by the “Regulation Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements” (Japanese Cabinet Office Ordinance No. 64 of 2007), the accompanying consolidated balance sheets at March 31 and September 30, 2011, and the consolidated statements of income for the three and six months ended September 30, 2010 and 2011 and cash flows for the six months ended September 30, 2010 and 2011 of NTT and its subsidiaries (“NTT Group”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain disclosures required by U.S. GAAP have been omitted.

(1) Application of New Accounting Standards

Multiple-Deliverable Revenue Arrangements

Effective April 1, 2011, NTT Group adopted ASU 2009-13 “Multiple-Deliverable Revenue Arrangements.” This ASU addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. This ASU eliminates the residual method of allocation and requires that arrangement consideration in multiple-deliverable arrangements be allocated to deliverables using the estimated selling price, if a vendor does not have vendor-specific objective evidence or third-party evidence of the selling price. The adoption of this ASU did not have a material impact on the results of operations and financial position of NTT Group.

Certain Revenue Arrangements That Include Software Elements

Effective April 1, 2011, NTT Group adopted ASU 2009-14 “Certain Revenue Arrangements That Include Software Elements.” This ASU amends the accounting model for revenue arrangements that include both tangible products and software elements. This ASU also provides guidance on how a vendor should allocate arrangement consideration to deliverables in an arrangement that includes both tangible products and software, and further guidance on how to allocate arrangement consideration when an arrangement includes deliverables both included and excluded from the scope of the software revenue guidance. The adoption of this ASU did not have a material impact on the results of operations and financial position of NTT Group.

(2) Recent Pronouncements

In May 2011, the FASB issued ASU 2011-04 “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” This ASU clarifies how a principal market is determined, addresses the fair value measurement of instruments with offsetting market or counterparty credit risks and the concept of valuation premise and highest and best use, extends the prohibition on blockage factors to all three levels of the fair value hierarchy, and requires additional disclosures. This ASU will be effective for interim and annual reporting periods beginning on or after December 15, 2011, with early adoption prohibited. Management is currently evaluating the impact of the adoption of this ASU.

In June 2011, the FASB issued ASU 2011-05 “Presentation of Comprehensive Income.” This ASU requires comprehensive income to be reported in either a single continuous statement or in two separate but consecutive statements reporting net income and other comprehensive income, and eliminates the option to report other comprehensive income and its components in the statement of changes in stockholder’s equity. This ASU also requires entities to continue to present reclassification adjustments from other comprehensive income to net income on the face of the financial statements. This ASU will be effective retrospectively for the presentation of other comprehensive income in fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. Management is currently evaluating the impact of the adoption of this ASU.

In September 2011, the FASB issued ASU 2011-08 “Testing Goodwill for Impairment.” This ASU permits an entity to make a qualitative assessment before applying the two-step goodwill impairment test. This ASU’s objective is to simplify how an entity tests goodwill for impairment. If an entity concludes that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, it would not be required to perform the two-step impairment test for that reporting unit. This ASU will be effective for annual and interim goodwill impairment tests performed in fiscal years beginning after December 15, 2011. Early adoption is permitted. Management is currently evaluating the impact of the adoption of this ASU.

In September 2011, the FASB issued ASU 2011-09 “Disclosures about an Employer’s Participation in a Multiemployer Plan.” This ASU requires additional disclosures about employers’ participation in multiemployer pension plans including information about the plan’s funded status if it is readily available. This ASU will be effective for annual periods for fiscal years ending after December 15, 2011, and requires to be applied retrospectively for all periods presented. Early adoption is permitted. Management is currently considering the additional disclosures in accordance with this ASU.

(3) Earnings per Share

Basic earnings per share (“EPS”) is computed based on the average number of shares outstanding during the period and is appropriately adjusted for any free distribution of common stock. Diluted EPS assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. Since NTT did not issue dilutive securities for the six months ended September 30, 2010 and 2011, there is no difference between basic EPS and diluted EPS.

(4) Reclassifications

Certain items for prior periods’ financial statements have been reclassified to conform to the presentation for the three and six months ended September 30, 2011.

2. Inventories:

Inventories at March 31 and September 30, 2011 comprised the following:

	Millions of yen
	March 31, 2011	September 30, 2011
Telecommunications equipment to be sold and materials	¥157,318	¥190,427
Projects in progress	94,334	136,429
Supplies	63,331	79,728

Total	¥314,983	¥406,584

3. Equity:

Outstanding shares and treasury stock –

The changes in NTT’s shares of common stock and treasury stock for the fiscal year ended March 31, 2011 and for the six months ended September 30, 2011 were as follows:

	Change in shares
	Issued shares	Treasury stock
Balance at March 31, 2010	1,574,120,900	250,923,665
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	111,369
Resale of treasury stock to holders of less-than-one-unit shares	—	(49,201)
Cancellation of treasury stock under resolution of the board of directors	(125,461,833)	(125,461,833)

Balance at March 31, 2011	1,448,659,067	125,524,000

Purchase of treasury stock under resolution of the board of directors	—	57,513,600
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	34,185
Resale of treasury stock to holders of less-than-one-unit shares	—	(17,362)

Balance at September 30, 2011	1,448,659,067	183,054,423

On May 14, 2010, the board of directors adopted the basic policy on cancellation of treasury stock. Pursuant to this policy, all treasury stock owned by NTT as of March 31, 2010 (250,923,665 shares) will be cancelled over two fiscal years, with one-half of the treasury stock cancelled during the 2010 calendar year and the remainder of the treasury stock to be cancelled during the fiscal year ending March 31, 2012.

On November 9, 2010, the board of directors resolved that NTT will cancel 125,461,833 shares held as treasury stock and on November 15, 2010 NTT cancelled these shares. As a result of this cancellation, “Additional paid-in capital” and “Retained earnings” decreased by ¥916 million and ¥601,976 million, respectively.

On May 13, 2011, the board of directors resolved that NTT may acquire up to a total not exceeding 60 million outstanding shares of its common stock at an amount in total not exceeding ¥280 billion from May 16, 2011 through September 30, 2011. Based on this resolution, NTT repurchased 57,513,600 shares of its common stock at ¥223,440 million on July 5, 2011 using the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (ToSTNeT-3).

On November 9, 2011, the board of directors resolved that NTT will cancel 125,461,832 shares held as treasury stock on November 15, 2011, and that NTT may acquire up to a total not exceeding 44 million outstanding shares of its common stock at an amount in total not exceeding ¥220 billion from November 16, 2011 through March 30, 2012.

Dividend –

(1) Cash dividends paid

Resolution	The shareholders’ meeting on June 23, 2011
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥79,388 million
Cash dividends per share	¥60
Date of record	March 31, 2011
Date of payment	June 24, 2011

(2) Cash dividends declared

Resolution	The board of directors’ meeting on November 9, 2011
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends declared	¥88,592 million
Cash dividends per share	¥70
Date of record	September 30, 2011
Date of payment	December 12, 2011

Changes in equity –

Changes in total equity, NTT shareholders’ equity and equity attributable to noncontrolling interests for the six months ended September 30, 2010 and 2011 were as follows:

	Millions of yen
	NTT shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2010	¥7,788,153	¥1,982,726	¥9,770,879
Dividends paid to NTT Shareholders	(79,392)	—	(79,392)
Dividends paid to noncontrolling interests	—	(43,332)	(43,332)
Acquisition of treasury stock	(190)	—	(190)
Resale of treasury stock	127	—	127
Other equity transactions	(5,090)	2,436	(2,654)
Net income (loss)	315,236	115,171	430,407
Other comprehensive income (loss)	(29,834)	(11,062)	(40,896)
Unrealized gain (loss) on securities	(7,283)	(3,225)	(10,508)
Unrealized gain (loss) on derivative instruments	(2,573)	(32)	(2,605)
Foreign currency translation adjustments	(19,466)	(7,946)	(27,412)
Pension liability adjustments	(512)	(141)	(371)
Balance at September 30, 2010	¥7,989,010	¥2,045,939	¥10,034,949

	Millions of yen
	NTT shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2011	¥8,020,734	¥2,060,198	¥10,080,932
Dividends paid to NTT Shareholders	(79,388)	—	(79,388)
Dividends paid to noncontrolling interests	—	(43,213)	(43,213)
Acquisition of treasury stock	(223,571)	—	(223,571)
Resale of treasury stock	65	—	65
Other equity transactions	(1,193)	6,017	4,824
Net income (loss)	296,437	110,652	407,089
Other comprehensive income (loss)	(9,123)	(9,266)	(18,389)
Unrealized gain (loss) on securities	(5,070)	(4,010)	(9,080)
Unrealized gain (loss) on derivative instruments	54	(204)	(150)
Foreign currency translation adjustments	(7,440)	(4,831)	(12,271)
Pension liability adjustments	3,333	(221)	3,112
Balance at September 30, 2011	¥8,003,961	¥2,124,388	¥10,128,349

4. Fair value measurements:

The inputs to valuation techniques used to measure fair value of assets and liabilities are required to be categorized by the fair value hierarchy. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•	Level 1 - Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•	Level 2 - Inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 - Inputs are unobservable inputs for the asset or liability.

Assets and liabilities measured at fair value on a recurring basis as of March 31 and September 30, 2011 were as follows:

	Millions of yen
	March 31, 2011
	Fair value measurements using
	Total	Level 1 (*1)	Level 2 (*2)	Level 3 (*3)
Assets
Available-for-sale securities:
Domestic equity securities	¥74,834	¥74,722	¥112	¥—
Foreign equity securities	101,679	101,679	—	—
Domestic debt securities	23,570	5,190	14,077	4,303
Foreign debt securities	8,046	33	8,013	—
Derivatives:
Forward exchange contracts	832	—	832	—
Interest rate swap agreements	1,281	—	1,281	—
Currency swap agreements	1,608	—	1,608	—
Currency option agreements	1	—	1	—
Liabilities
Derivatives:
Forward exchange contracts	1,035	—	1,035	—
Interest rate swap agreements	1,921	—	1,921	—
Currency swap agreements	9,529	—	9,529	—
Currency option agreements	¥1,860	¥—	¥1,860	¥—

There were no significant transfers between Level 1 and Level 2.

Level 3 reconciliation is not disclosed, since the amounts in Level 3 were immaterial.

	Millions of yen
	September 30, 2011
	Fair value measurements using
	Total	Level 1(*1)	Level 2(*2)	Level 3(*3)
Assets
Available-for-sale securities:
Domestic equity securities	¥76,638	¥76,539	¥99	¥—
Foreign equity securities	85,650	85,650	—	—
Domestic debt securities	30,768	6,293	21,785	2,690
Foreign debt securities	10,806	82	10,724	—
Derivatives:
Forward exchange contracts	222	—	222	—
Interest rate swap agreements	382	—	382	—
Currency swap agreements	118	—	118	—

Liabilities
Derivatives:
Forward exchange contracts	677	—	677	—
Interest rate swap agreements	2,110	—	2,110	—
Currency swap agreements	4,656	—	4,656	—
Currency option agreements	¥1,972	¥—	¥1,972	¥—

(*1)	Quoted prices for identical assets or liabilities in active markets
(*2)	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs derived principally from observable market data
(*3)	Unobservable inputs

There were no significant transfers between Level 1 and Level 2.

Level 3 reconciliation is not disclosed, since the amounts in Level 3 were immaterial.

Available-for-sale securities –

Available-for-sale securities comprises marketable equity securities and debt securities, and financial instruments classified as available-for-sale securities. If active market prices are available, fair value is measured by quoted prices for identical assets in active markets, which is classified as Level 1. If active market prices are not available, fair value is measured by inputs derived principally from observable market data provided by financial institutions, which is classified as Level 2. In case fair value is measured by inputs derived from unobservable data, it is classified as Level 3.

Derivatives –

Derivatives comprises forward exchange contracts, interest rate swap agreements, currency swap agreements and currency option agreements. Fair value of derivatives is measured by inputs derived principally from observable market data provided by financial institutions, which is classified as Level 2.

Assets and liabilities measured at fair value on a nonrecurring basis for the six and three months ended September 30, 2010 and 2011 were immaterial.

5. Business segment and geographic information:

The operating segments reported below are those for which segment-specific financial information is available. NTT Group’s chief operating decision maker uses this financial information to make decisions on the allocation of management resources and to evaluate business performance. Accounting policies used to determine segment profit/loss are consistent with those used to prepare the consolidated financial statements in accordance with accounting principles generally accepted in the United States.

The regional communications business segment principally comprises revenues from fixed voice related services, IP/packet communications services, sales of telecommunications equipment, and other operating revenues.

The long distance and international communications business segment principally comprises revenues from fixed voice related services, IP/packet communications services, system integration services, and other operating revenues.

The mobile communications business segment principally comprises revenues from mobile voice related services, IP/packet communications services, and sales of telecommunications equipment.

The data communications business segment principally comprises revenues from system integration services.

The other business segment principally comprises operating revenues from such activities as building-maintenance, real estate rental, systems development, leasing, and research and development.

Business segments –

Sales and operating revenue:

	Millions of yen
For the six months ended September 30	2010	2011

Regional communications business -
Customers	¥1,693,466	¥1,636,358
Intersegment	242,768	224,174

Total	1,936,234	1,860,532

Long distance and international communications business -
Customers	561,740	772,268
Intersegment	50,839	50,496

Total	612,579	822,764

Mobile communications business -
Customers	2,116,873	2,096,775
Intersegment	21,279	16,207

Total	2,138,152	2,112,982

Data communications business -
Customers	471,905	507,144
Intersegment	63,897	64,275

Total	535,802	571,419

Other -
Customers	155,083	142,035
Intersegment	358,206	357,825

Total	513,289	499,860
Elimination	(736,989)	(712,977)

Consolidated total	¥4,999,067	¥5,154,580

	Millions of yen
For the three months ended September 30	2010	2011

Regional communications business -
Customers	¥856,699	¥823,073
Intersegment	122,431	112,881

Total	979,130	935,954

Long distance and international communications business -
Customers	283,603	393,102
Intersegment	26,250	24,224

Total	309,853	417,326

Mobile communications business -
Customers	1,039,317	1,056,676
Intersegment	9,591	9,017

Total	1,048,908	1,065,693

Data communications business -
Customers	238,578	266,572
Intersegment	32,851	33,779

Total	271,429	300,351

Other -
Customers	81,957	77,805
Intersegment	183,998	190,377

Total	265,955	268,182
Elimination	(375,121)	(370,278)

Consolidated total	¥2,500,154	¥2,617,228

Segment profit:

	Millions of yen
For the six months ended September 30	2010	2011

Segment profit:
Regional communications business	¥85,789	¥53,157
Long distance and international communications business	41,985	60,273
Mobile communications business	528,572	506,278
Data communications business	26,568	34,877
Other	26,089	23,628

Total	709,003	678,213
Elimination	17,955	7,259

Consolidated operating income	¥726,958	¥685,472

	Millions of yen
For the three months ended September 30	2010	2011

Segment profit:
Regional communications business	¥44,258	¥28,517
Long distance and international communications business	20,802	29,248
Mobile communications business	289,503	239,677
Data communications business	12,468	20,964
Other	15,447	14,469

Total	382,478	332,875
Elimination	4,826	3,322

Consolidated operating income	¥387,304	¥336,197

Transfers between reportable businesses are made at arms-length prices. Operating income is sales and operating revenues less costs and operating expenses.

Geographic information is not presented due to immateriality of revenue attributable to customers and operations outside of Japan.

There have been no sales and operating revenue from transactions with a single external customer amounting to 10% or more of NTT’s revenues for the six months ended September 30, 2010 and 2011.

6. Research and development expenses:

Research and development expenses are charged to income as incurred and such amounts charged to income for the six months ended September 30, 2010 and 2011 were ¥122,346 million and ¥121,349 million, respectively. Such amounts charged to income for the three months ended September 30, 2010 and 2011 were ¥64,137 million and ¥63,821 million, respectively.

7. Financial instruments:

To manage the foreign exchange risk associated with overseas investments, NTT Group entered into forward exchange contracts and call option agreements for the three months ended September 30, 2010. These derivatives are not designated as hedging instruments as they are intended for investments relating to business combinations.

Derivatives designated as hedging instruments are not disclosed, since the amounts are immaterial.

The notional principal amounts of the derivatives not designated as hedging instruments at March 31 and September 30, 2011 were as follows:

	Millions of yen
	March 31, 2011	September 30, 2011
Forward exchange contracts	36,761	24,491
Interest rate swap agreements	89,332	93,047
Currency option agreements	12,760	9,313

Changes in the fair value of the derivatives not designated as hedging instruments recorded in the consolidated statements of income for the six months ended September 30, 2010 and 2011 were as follows:

		Millions of yen
For the six months ended September 30	Consolidated statements of income item	2010	2011

Forward exchange contracts	Other, net	(3,712)	30
Interest rate swap agreements	Other, net	(50)	(257)
Currency swap agreements	Other, net	(14)	—
Currency option agreements	Other, net	(3,791)	(113)

Total		(7,567)	(340)

Changes in the fair value of the derivatives not designated as hedging instruments recorded in the consolidated statements of income for the three months ended September 30, 2010 and 2011 were as follows:

		Millions of yen
For the three months ended September 30	Consolidated statements of income item	2010	2011

Forward exchange contracts	Other, net	(3,096)	583
Interest rate swap agreements	Other, net	(43)	(116)
Currency option agreements	Other, net	(3,391)	(128)

Total		(6,530)	339

The fair value of derivatives not designated as hedging instruments and amounts recorded in the consolidated balance sheets at March 31 and September 30, 2011 were as follows. The fair value of derivative instruments were measured by inputs derived principally from observable market data provided by financial institutions.

	Millions of yen
Assets	March 31, 2011	September 30, 2011

Forward exchange contracts
Prepaid expenses and other current assets	347	218
Other assets	—	3
Currency option agreements
Prepaid expenses and other current assets	1	—

Total	348	221

	Millions of yen
Liabilities	March 31, 2011	September 30, 2011

Forward exchange contracts
Other (Current liabilities)	941	416
Other (Long-term liabilities)	90	34
Interest rate swap agreements
Other (Current liabilities)	109	51
Other (Long-term liabilities)	474	789
Currency option agreements
Other (Current liabilities)	1	—
Other (Long-term liabilities)	1,859	1,972

Total	3,474	3,262

8. Financing receivables:

NTT Group has certain “Financing receivables” including loans and lease receivables. These financing receivables are mainly held by the financial subsidiaries of NTT. NTT manages these financing receivables by classifying them into “Installment sales receivable,” “Lease receivable,” “Loans receivable,” “Credit receivable” and “Others.”

The allowance for doubtful accounts against financing receivables collectively evaluated for impairment is computed based on each historical bad debt experience. The allowance for doubtful accounts against financing receivables individually evaluated for impairment is computed based on the estimated uncollectible amount based on an analysis of certain individual accounts. In addition, financing receivables that are determined to be uncollectible due to, among other factors, the condition of the debtor are written off at the time of determination.

Rollforward of allowance for credit losses for the six months ended September 30, 2011 and allowance for credit losses and financing receivables at September 30, 2011 are as follows:

	Millions of yen
	Installment sales receivable	Lease receivable	Loans receivable	Credit receivable	Others	Total
Allowance for doubtful accounts:
Balance at March 31, 2011	7,593	26,391	12,091	4,877	73	51,025
Provision	1,654	—	5	2,592	15	4,266
Charge off	(1,822)	(1,301)	(1,599)	(2,453)	(66)	(7,241)
Reversal and other	(498)	(988)	(55)	(90)	(1)	(1,632)
Balance at September 30, 2011	6,927	24,102	10,442	4,926	21	46,418
Collectively evaluated for impairment	5,092	12,992	5,508	4,926	17	28,535
Individually evaluated for impairment	1,835	11,110	4,934	—	4	17,883

Financing receivable:
Balance at September 30, 2011	322,068	397,957	62,898	212,819	571	996,313
Collectively evaluated for impairment	319,857	383,810	54,040	212,819	496	971,022
Individually evaluated for impairment	2,211	14,147	8,858	—	75	25,291

9. Contingent liabilities:

Contingent liabilities at September 30, 2011 for loans guaranteed amounted to ¥30,937 million.

At September 30, 2011, NTT Group had no material litigation or claims outstanding, pending or threatened against it, which would be expected to have a material adverse effect on NTT’s consolidated financial position or results of operations.

10. Subsequent events:

The resolution regarding the cancellation of treasury stock and repurchase of shares is noted in Note 3.